 Exhibit 99.1

SNDL and Nova Cannabis Extend Outside Date for Closing of the Strategic Partnership

CALGARY, AB, June 30, 2023 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL") and Nova Cannabis Inc. (TSX: NOVC) ("Nova") announced today that due to ongoing review by regulators with respect to required approvals, the outside date for the closing of the previously-announced strategic partnership (the "Transaction") as contemplated by the implementation agreement entered into between SNDL and Nova dated December 20, 2022, as amended on April 3, 2023, and June 16, 2023 (collectively, the "Implementation Agreement") has been extended. SNDL and Nova anticipate that the Transaction will close on or before July 25, 2023, subject to receipt of regulatory approvals and the amendment to certain terms of the Transaction that are mutually satisfactory to SNDL and Nova.

"We have been closely collaborating with regulators and continue to progress toward completion of the Transaction," said Marcie Kiziak, Nova's Chief Executive Officer. "We are excited to further solidify Nova's leadership position in the Canadian cannabis retail market and continue to drive sustainable growth through a well-capitalized cannabis retail platform and our partnership with SNDL."

In addition, SNDL and Nova have extended the maturity date of Nova's revolving credit facility with SNDL to July 25, 2023.

To date, all pre-closing conditions for completion of the Transaction have been satisfied other than the parties' receipt of certain key regulatory approvals.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

For more information on SNDL, please go to www.sndl.com.

ABOUT NOVA CANNABIS INC.

Nova Cannabis Inc. (TSX: NOVC) is one of Canada's largest and fastest-growing cannabis retailers with a goal of disrupting the cannabis retail market by offering a wide range of high-quality cannabis products at every-day best value prices. Nova currently owns and/or operates 91 locations across Alberta, Ontario, and Saskatchewan, primarily under its "Value Buds" banner. Additional information about Nova Cannabis Inc. is available at www.sedar.com and Nova's website at www.novacannabis.ca.

Nova Cannabis Logo (CNW Group/Sundial Growers Inc.)

Forward-Looking Information Cautionary Statement

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expect", "project", "to be", "believe", "anticipate" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding the anticipated timing and the completion of the Transaction.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the Transaction being completed on the terms and timeline currently anticipated or at all; all necessary regulatory approvals being obtained on the timelines and in the manner currently anticipated or at all; and the receipt by Nova and SNDL of necessary retail cannabis licences, approvals and authorizations (as applicable) from regulatory authorities, and the timing thereof.

Although SNDL and Nova believe that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because neither SNDL nor Nova can give any assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Nova and/or SNDL will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: the risk that the Transaction is not completed as anticipated or at all, including the timing thereof, and if completed, that the benefits thereof will not be as anticipated; the risk that necessary regulatory approvals are not obtained as anticipated or at all, and the timing thereof; the risk that the conditions to closing of the Transaction are not satisfied or waived; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments, including developments that may impact the closing of the Transaction as anticipated or at all; conditions in the liquor and cannabis industries; the risk that Nova or SNDL does not receive any necessary retail cannabis approvals and/or authorizations or that they are not able to open additional retail cannabis stores, directly or indirectly, as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; the availability of capital to fund the build-out and opening of additional retail cannabis stores; and the impact of general economic conditions.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2023/30/c3625.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 18:00e 30-JUN-23